FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated January 30, 2009

Commission File Number 1-15148

PERDIGÃO S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

760 Av. Escola Politecnica

Jaguare 05350-000 Sao Paulo, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   January 30, 2009

PERDIGÃO S.A.

By:	/s/ Leopoldo Viriato Saboya
	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Minutes of the 6th/2008 Ordinary Meeting of the Board of Directors
99.2	Extract from the minutes of the 2nd/2008 Ordinary Meeting of the Board of Directors
99.3	Minutes of the 45th Extraordinary Meeting of the Board of Directors
99.4	Minutes of the 47th/2008 Extraordinary Meeting of the Board of Directors
99.5	Minutes of the 48th/2008 Extraordinary Meeting of the Board of Directors
99.6	Santander Conference Presentation, January 2009
99.7	Minutes of the 49th/2008 Extraordinary Meeting of the Board of Directors
99.8	Minutes of the 6th/2008 Ordinary Meeting of the Board of Directors